January 27, 2012

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Ms. Linda Cvrkel

Re:                             Lions Gate Entertainment Corp.

Form 10-K for the fiscal year ended March 31, 2011

Filed May 31, 2011

File No. 001-14880

Ladies and Gentlemen:

We respectfully submit below the responses of Lions Gate Entertainment Corp., a British Columbia, Canada corporation (“Lions Gate,” “Lionsgate,” “the Company,” “we,” “us” or “our”), to the comments of the United States Securities and Exchange Commission (the “Commission”) staff (the “Staff”) regarding our Annual Report on Form 10-K for the fiscal year ended March 31, 2011 contained in your letter dated January 17, 2012.  For your convenience, we have included your original comments, each immediately followed by Lions Gate’s response.

Form 10-K for the Year Ended March 31, 2011

Notes to the Financial Statements

Note 7. Equity Method Investments, page F-17

Comment 1:  We note that the reconciliation of net loss reported by EPIX to equity interest loss includes “adjustments and eliminations of the Company’s share of profits on sales to EPIX” as well as “realization of the Company’s share of profits on sales to EPIX.” Please explain to us the nature of each of these amounts and explain to us how the amounts were calculated or determined.

Response:

These represent the elimination of intra-entity profits on sales from Lionsgate to EPIX.

Lionsgate licenses films to EPIX and recognizes revenues and gross profits from such licensing arrangements.  The “adjustments and eliminations of the Company’s share of profits on sales to EPIX” line item represents the initial elimination of the gross profit recognized by Lionsgate on

Lions Gate Entertainment Corp. File No. 001-14880

the sale to EPIX in proportion to Lionsgate’s ownership interest in EPIX. The amount of intra-entity profit is calculated as the total gross profit recognized on a title by title basis multiplied by Lionsgate’s percentage ownership of EPIX.  The table below shows the calculation of the profit eliminated.

	Twelve Months	Twelve Months
	Ended	Ended
	December 31,	December 31,
	2011	2010
	(Amounts in thousands)

Gross profit on sales to EPIX	$48,829	$26,315
Ownership interest in EPIX	31.15%	30.55%
Share of net profit on sales to EPIX (1)	$15,219	$8,051

(1) adjusted for small rounding differences

The “realization of the Company’s share of profits on sales to EPIX” represents the realization of a portion of the profits previously eliminated. This profit remains eliminated until realized by EPIX.  EPIX initially records the license fee for the title as inventory on its balance sheet and amortizes the inventory over the license period.  Accordingly, the profit is realized as the inventory on EPIX’s balance sheet is amortized. The profit amount realized is calculated by multiplying the percentage of the EPIX inventory amortized in the period reported by EPIX by the amount of profit initially eliminated, on a title by title basis.

Comment 2:  We note from your disclosure on page 47 of your MD&A section that in July 2010 you entered into a joint venture named Pantelion Films. However, we note that your investment in Pantelion Films is not disclosed in Note 7 and does not appear to be included in your equity method investment amounts on your balance sheet. Please tell us the nature, amount and the accounting for such investment in Pantelion Films. As part of your response, please explain to us why this investment is not included in your equity method investments on your balance sheet as of March 31, 2011.

Response:

Pantelion Films is a joint venture designed to distribute a slate of English and Spanish language feature films which target Hispanic moviegoers in the U.S.  We own 49% of the venture and it is being accounted for under the equity method. However, since our initial investment was nil ($49.00), and given Pantelion’s cumulative losses to date, with Lionsgate not having any obligation to fund such losses, we have not recorded any equity investment on our balance sheet or equity interest losses in our statement of operations in our 10-K for the fiscal year ended March 31, 2011.

Note 17. Acquisitions and Divestitures, page F-35

Acquisition of Debmar-Mercury, LLC, page F-37

Comment 3:  We note during the year ended March 31, 2010 you negotiated the buy-out of additional purchase consideration for $15 million and that this entire amount was recorded as an addition to goodwill in March 2010. We also note that in connection with this buy-out,

Lions Gate Entertainment Corp. File No. 001-14880

the Company extended certain employment contracts, which provides for certain contractual bonuses, as defined. In this regard, please tell us how the extension of certain employment contracts was accounted within your financial statements. As part of your response, please provide us with the relevant technical guidance used in determining your treatment.

Response:

The employment contracts for Debmar-Mercury’s key employees, which reflected a total annual salary of $2 million per year, were set to expire in July 2011. These contracts were extended in March 2010, with an effective date of January 1, 2010 (“the effective date”), through December 31, 2015. The employees’ annual aggregate salary was increased to $2.5 million per year and has been expensed from the effective date. In conjunction with the extension of their employment contracts, these employees received a $6.4 million signing bonus, which pursuant to the terms of the agreements, is refundable on a pro rata basis if the employees are terminated by Lionsgate for cause or if the employees leave the Company without “good reason”. Due to the performance and refund requirement, management’s legal right and intent to pursue the refund of any unearned portion of the signing bonus and the employees’ ability to repay, the signing bonus was initially recorded as an asset and is being expensed over the performance period, from the effective date.

Form 10-Q for the quarter ended September 30, 2011

Note 12. Acquisitions and Divestitures, page 23

Comment 4:  We note your disclosure that on August 10, 2011 you sold your interest in Maple Pictures to Alliance for approximately $35.3 million. Please explain to us how you calculated or determined the gain recognized of $11 million. As part of your response, please explain to us the nature of the participation liabilities payable to the Company and clearly explain how that amount was included in the calculation of the gain. Also, please tell us, and revise to disclose the method and assumptions used to determine the $17.8 million fair value of the distribution rights.

Lions Gate Entertainment Corp. File No. 001-14880

Response:

The table below sets forth the detailed calculation of the gain on sale.

Gain on Sale of
Maple Pictures
August 10,
2011
(Amounts in thousands)

Total sales price for Maple Pictures	$35,300
Less: Sales proceeds allocated to the fair value of the distribution rights	(17,800)
Sales proceeds allocated to Maple Pictures, exclusive of the distribution rights	17,500
Less:
Cash	$(3,943)
Accounts receivable, net	(16,789)
Investment in films and television programs, net	(13,536)
Allocated goodwill	(6,053)
Other assets	(1,564)
Participations payable to Lionsgate (1)	23,683
Other liabilities	13,651
Total carrying value (deficit) of Maple Pictures	$(4,551)	(4,551)

Currency translation adjustment (“CTA”)	1,298

Transaction and related costs	(3,280)
Gain on sale of Maple Pictures	$10,967

(1) Amount is slightly different than the amount previously disclosed of $24,523

The participations payable to Lionsgate represent amounts that Maple owed Lionsgate as of the date of sale from the distribution of Lionsgate’s product in Canada. This liability was assumed by Alliance as part of the acquisition.  Accordingly, the participations payable on Maple’s books, which are reflected as a receivable on Lionsgate’s books, are a reduction to the net equity of Maple similar to other liabilities that are assumed.  Subsequent to the sale, the receivable on Lionsgate’s books represents amounts due from Alliance which will be paid pursuant to the terms of the distribution arrangements.

The $17.8 million fair value of the distribution rights was determined by the Company using the assistance of a third party valuation specialist. The value was estimated using a discounted cash flow (“DCF”) method under the income approach to determine the DCFs that the buyer will realize (i.e., the value of the arrangements to a buyer) pursuant to the terms of the distribution arrangements and included the following assumptions:

•                  Cash forecasts based on the terms of the distribution arrangements. The cash forecasts were based on a combination of historical performance of certain “library” product and title by title specific forecasts for the current and next year’s theatrical slates, with future slates based on the expected performance of the slates as a whole through the term of the distribution arrangements.

Lions Gate Entertainment Corp. File No. 001-14880

•                  Discount rates between 10% and 11%, based on an analysis of a market participant’s weighted average cost of capital, adjusted for the risk associated with the groups of films and television programs being distributed.

•                  Marginal Canadian tax rate of 28%.

We propose the following language regarding the disclosure of the method and assumptions used in valuing the distribution rights in future filings.

“The fair value of the distribution rights was determined based on an estimate of the cash flows to be generated by Alliance pursuant to the distribution agreements, discounted at risk-adjusted discount rates of the film categories between 10% and 11%.”

Comment 5:  Additionally, we note your disclosure that the sales price for Maple Pictures was $35.3 million. Please tell us the nature and amount of consideration received in this sale. In this regard, we note that the statement of cash flows discloses that only $9.1 million cash was received, net of transaction costs and cash disposed of in the amount of $3.9 million.

Response:

The table below sets forth the reconciliation of the sales proceeds to the amounts appearing in the statement of cash flows. Substantially all of the consideration was received in cash with the only significant exception consisting of amounts receivable due to a working capital adjustment.  The table below reconciles the sales proceeds to the amount disclosed in the statement of cash flows. The largest item reducing the sales proceeds represents the amount of the sales proceeds allocated to the distribution agreements which represents an advance against future distribution (i.e., deferred revenue). This amount was included in operating activities consistent with other advances and deferred revenue.

(Amounts in thousands)

Total sales price for Maple Pictures	$35,300
Less: Sales proceeds allocated to the fair value of the distribution rights, which are included in deferred revenue within operating activities	(17,800)
Sales proceeds allocated to Maple Pictures, exclusive of the distribution rights	17,500
Less: Proceeds primarily associated with a working capital adjustment reflected as a receivable (ie. noncash)	(1,158)
Cash proceeds	16,342
Less:
Transaction and related costs	(3,280)
Cash disposed of	(3,943)
Net proceeds from sale of Maple Pictures within investing activities	$9,119

Lions Gate Entertainment Corp. File No. 001-14880

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

Comment 6:  We note from your disclosure in Note 17 that the Motion Pictures segment has incurred a loss for the three months and six months ended September 30, 2011. We also note that the majority of the goodwill is allocated to this segment. If this reporting unit (or any other reporting unit) is at risk of failing step one of the goodwill impairment analysis, please revise your MD&A disclosure to provide the following information:

• Percentage by which fair value exceeded carrying value as of the date of the most recent test;

• Amount of goodwill allocated to the reporting unit;

• Description of the methods and key assumptions used and how the key assumptions were determined;

• Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

• Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response:

The Motion Pictures performance in a single quarter can be highly impacted by the number, timing and performance of theatrical releases in the quarter. In the quarter ended September 30, 2011, there were three wide theatrical releases which incurred significant amounts of advertising expense in the quarter. Two of these releases were released in September.  It is not uncommon for losses to be generated when a film is initially theatrically released due to the expensing of all the advertising cost while much of the revenues from other markets (i.e., Home Video, Pay and Free TV) is recognized in future periods. The release of the pictures driving the loss in the quarter will actually generate positive contributions in the future.

Our interim assessment concluded that the Motion Pictures segment was not at risk of failing step one of the goodwill impairment test based on this and a number of other factors including the following:

The value of our Motion Pictures business is a function of a number of factors, including the current overall theatrical slate profitability, contributions from our prior years’ slates, the expectations of future slates and contributions from our library product and direct-to-video products.  In addition, our Motion Pictures segment represents the majority of our market capitalization which was $890.0 million at our last assessment date (January 1, 2011) and was $1.14 billion as of the date of filing our quarterly results for the quarter ended September 30, 2011, compared to an equity carrying value of $76.6 million and $37.5 million, as of December 31, 2010 and September 30, 2011, respectively.

Lions Gate Entertainment Corp. File No. 001-14880

Based on these facts, we believe the fair value of the Motion Pictures segment remains substantially in excess of its carrying value and the loss for the quarter does not represent a goodwill impairment indicator. However, we continue to monitor and assess on a quarterly basis whether facts or circumstances have changed such that the reporting unit is at risk of failing step one of the goodwill impairment analysis and will provide the required disclosures in future filings, if warranted for our Motion Pictures segment (or any other reporting unit).

Forms 8-K furnished November 9, 2011 and August 9, 2011

Comment 7:  We note from your disclosure in your Forms 8-K that EBITDA is defined as earnings before interest, income tax provision, depreciation and amortization, equity interests, gain on sale of asset disposal group, gains or losses on extinguishment of debt and the sale of equity securities. Please note that we believe that by definition the use of EBITDA should be limited to “earnings before interest, taxes and depreciation and amortization.” In this regard, as you include items other that earnings before interest, income tax, depreciation and amortization in your Non-GAAP measure, please revise your description of the measure or alternatively, revise your calculation of EBITDA accordingly.

Response:

We will revise in our future filings our description of the measure of EBITDA or alternatively, revise our calculations of EBITDA in accordance with the Staff’s definition.

*****

The Company hereby acknowledges that:

•            the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•            the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•            the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter has been helpful and responsive to your requests.  If you have any questions or comments to these responses, please contact me directly at 310-255-3996.

Sincerely,

/s/ James Keegan
James Keegan
Chief Financial Officer

cc:	Jon Feltheimer
Wayne Levin, Esq.
Adrian Kuzycz, Esq.
David J. Johnson, Jr., Esq.